[MIC Letterhead]

October 7, 2016

Via Edgar

Mr. Ethan Horowitz

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4628

Re:	Macquarie Infrastructure Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 23, 2016
Response Dated July 25, 2016
Form 8-K Dated August 1, 2016
File No. 001-32384

Dear Mr. Horowitz:

Thank you for your letter dated October 3, 2016 addressed to Macquarie Infrastructure Corporation (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on the above-referenced documents. This letter confirms our conversation with Ms. Jennifer O’Brien on October 6, 2016, in which the Company requested and the Staff consented to a ten business day extension (until November 1, 2016) for the Company to respond to the Staff’s comment letter.

If you have any questions concerning this letter, please contact the undersigned at (212) 231-1799.

Very truly yours,

/s/ Liam Stewart

Liam Stewart

Chief Financial Officer